SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: +55 (61) 3429-5620

TELE NORTE CELULAR PARTICIPAÇÕES S.A. IS GRANTED AN ADDITIONAL THREE-MONTH
TRADING PERIOD BY THE NYSE

Brasília, February 02, 2007 – Tele Norte Celular Participações S.A. (the “Registrant”) (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of Amazônia Celular S.A. (“Amazônia Celular”), a provider of wireless telecommunications services in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, announces that the NYSE has agreed to provide the Registrant with an up to three–month trading period starting on January 18, 2007, subject to reassessment on an ongoing basis, due to the Registrant’s delay in filing its annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Annual Report”). The trading period may be further extended, at the NYSE’s sole discretion, until July 18, 2007.

The Registrant was previously notified by the NYSE that it was below the NYSE’s minimum continued listing standard for average market capitalization over a 30 trading day period and stockholders’ equity. The Registrant’s compliance plan was accepted by the NYSE and expired on February 1, 2007. Although the Registrant's average global market capitalization over a consecutive 30 trading-day period currently exceeds the continued listing minimum requirements and therefore cures the non-compliance, the NYSE will not acknowledge the Registrant's "good standing" status until such time as the Registrant's 2005 Annual Report is filed with the U.S. Securities and Exchange Commission and is reviewed by the NYSE.

The Registrant and Amazônia Celular continue to work towards the conclusion of the review of its business and accounting procedures in order to file its 2005 Annual Report as soon as practicably possible.

********************************************************************************************************
This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates”, “believes”, “estimates”, “forecasts”, “intends”, “plans”, “predicts”, “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the risks and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.